S03/4/03 KB

SECURITI 03012080 SSION

RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 42393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen C. Ewing & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 N. Laura Street Suite 3625
(No. and Street)

Jacksonville	Florida	32202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Wallace — 904-246-3433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Independent Drive	Jacksonville	Florida	32202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin C. Bishop, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen C. Ewing & Co., as of February 25st, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHAARON M. ANDERSON
NOTARY PUBLIC, STATE OF FLORIDA
My commission expires Nov. 8, 2006
Commission No. DD145733

Signature: Benjamin C. Bishop Jr

President
Title

Shaaron M. Anderson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Suite 2700, Independent Square
One Independent Drive
P.O. Box 190
Jacksonville, FL 32201-0190

Independent Auditors' Report

The Stockholder
Allen C. Ewing & Co.:

We have audited the accompanying statement of financial condition of Allen C. Ewing & Co. (the Company) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen C. Ewing & Co. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* on January 1, 2002.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2003

ALLEN C. EWING & CO.

(A Wholly Owned Subsidiary of Intrepid Capital Corporation)

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	205,613
Restricted cash		100,000
Accounts receivable		7,329
Fixed assets, net of accumulated depreciation of $27,689		15,575
Goodwill, less accumulated amortization of $7,130		33,892
Other assets		24,880
Total assets	$	387,289

Liabilities and Stockholder's Equity

Accounts payable and other liabilities	$	89,786
Stockholder's equity:		
Common stock, par value $25. Authorized 1,000 shares, issued and outstanding 100 shares		2,500
Additional paid-in capital		231,356
Retained earnings		63,647
Total stockholder's equity		297,503
Commitments (note 7)		
Total liabilities and stockholder's equity	$	387,289

See accompanying notes to financial statements.

ALLEN C. EWING & CO.

(A Wholly Owned Subsidiary of Intrepid Capital Corporation)

Statement of Operations

Year ended December 31, 2002

Revenues:		
Commissions	$	878,024
Investment banking revenues (note 2)		7,578,218
Interest income		32,975
Other income		111,382
Total revenues		8,600,599
Expenses:		
Salaries and employee benefits (note 2)		3,870,503
Brokerage and clearing		207,571
Professional and regulatory fees (note 2)		1,524,150
Occupancy and maintenance		174,964
Advertising and marketing		95,288
Depreciation		19,176
Interest expense		21,063
General and administrative (note 3)		177,483
Total expenses		6,090,198
Income before income taxes		2,510,401
Income tax expense (note 5)		953,952
Net income	$	1,556,449

See accompanying notes to financial statements.

ALLEN C. EWING & CO.

(A Wholly Owned Subsidiary of Intrepid Capital Corporation)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2001	$	2,500	231,356	—	233,856
Distributions to ICAP		—	—	(1,492,802)	(1,492,802)
Net income		—	—	1,556,449	1,556,449
Balance at December 31, 2002	$	2,500	231,356	63,647	297,503

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
(A Wholly Owned Subsidiary of Intrepid Capital Corporation)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities:		
Net income	$	1,556,449
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		19,176
Loss on disposal of fixed assets		9,549
Change in assets and liabilities:		
Accounts receivable		82,925
Other assets		1,998
Accounts payable and other liabilities		(19,805)
Net cash provided by operating activities		1,650,292
Cash flows from investing activities:		
Purchases of fixed assets		(1,725)
Cash flows from financing activities:		
Distributions to ICAP		(1,492,802)
Net increase in cash and cash equivalents		155,765
Cash and cash equivalents at beginning of the year		49,848
Cash and cash equivalents at end of the year	$	205,613
Supplemental disclosure:		
Cash paid for interest	$	21,063

See accompanying notes to financial statements.

ALLEN C. EWING & CO.
(A Wholly Owned Subsidiary of Intrepid Capital Corporation)

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies and Operations

(a) Organization

Allen C. Ewing & Co. (the Company) is incorporated in the State of Florida as a registered broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company provides full-service securities brokerage and investment banking, which primarily includes advisory services to clients on corporate finance matters, mergers and acquisitions, and the issuance of public stock.

The Company is a wholly owned subsidiary of Intrepid Capital Corporation (ICAP). ICAP acquired the Company through a purchase acquisition in 1999. Subsequent to the acquisition, ICAP merged the Company with the operations of Capital Research Corporation (CRC), a separate registered broker/dealer also owned by ICAP. Effective December 31, 1999, CRC's status as a registered broker/dealer was cancelled with the Company serving as the surviving registered broker/dealer through which ICAP conducts its securities brokerage and investment banking operations.

(b) Cash and Cash Equivalents

Any instrument which has an original maturity of ninety days or less when purchased is considered a cash equivalent. Restricted cash includes amounts on deposit with the Company's clearing broker/dealers. Interest income is recognized as earned on cash and cash equivalent balances.

(c) Fixed Assets

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation. Depreciation is calculated on the straight-line method over the estimated useful lives of the underlying assets, which range from three to seven years.

(d) Goodwill

The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142) effective January 1, 2002. This standard requires that goodwill shall no longer be amortized. In addition, the Company is required to test goodwill for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. In accordance with the guidelines in SFAS 142, the Company determined it has one reporting unit with goodwill. On December 31, 2002, the Company performed its annual impairment review by comparing the Company's net book value, including goodwill, to the Company's fair value. Based upon this assessment, management concluded that no impairment adjustment was necessary.

(e) Income Taxes

The Company's income and losses are included in consolidated Federal and state tax returns with ICAP. The Company's tax provision is computed as if it filed separate Federal and state income tax returns.

(Continued)

(f) ***Commissions***

Commissions are earned on securities transactions with a clearing broker/dealer initiated on behalf of customers. Additional commissions are also earned on sales of mutual fund shares and variable annuities and are received directly from the related fund or issuer. All commission revenue is recognized as income when earned. Accounts receivable of $7,329 are due from National Financial Services, LLC, the Company's clearing broker/dealer, and represents monies earned but not yet received from this entity.

(g) ***Investment Banking Revenue***

Investment banking revenues are earned by providing advisory services to clients on corporate finance matters, including mergers and acquisitions and the issuance of public stock. Investment banking revenues are recognized when earned.

(h) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Significant Contract

Investment banking revenues earned for the year ended December 31, 2002 includes approximately $7.2 million earned under a single contract with Federal Depository Insurance Corporation (FDIC) to manage the loan portfolio of Hamilton Bank, N.A., a national bank located in Miami, Florida, for which the FDIC was acting as receiver. The contract, which is nonrecurring, ended on June 30, 2002 and the Company has accrued and collected all amounts under the agreement. Costs incurred specifically in connection with servicing the FDIC contract included approximately $1.4 million in professional and regulatory expenses and $3.0 million in salaries and employee benefit expenses.

(3) Related Party Transaction

The Company pays a monthly fee to ICAP for its proportionate share of employee related expenses and liability insurance coverage. For the year ended December 31, 2002, such expenses totaled approximately $90,000 and are included in general and administrative expense on the accompanying statement of income. Had these functions been performed by unaffiliated entities, the amounts paid may have been different.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The SEC is empowered to restrict the Company's business activities should its net aggregate indebtedness to capital ratio exceed 15 to 1. At December 31, 2002, the Company had net capital of $222,980, which was $122,980 in excess of its required net capital of $100,000. At the same date, the Company's ratio of aggregate indebtedness to net capital was 0.40 to 1.0. Accordingly, the Company was in compliance with the net capital requirements.

(5) Income Taxes

The income tax expense for the year of $953,952 was related entirely to current tax expense and has been allocated to income from continuing operations. The Company has no deferred tax assets or liabilities at December 31, 2002.

Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of state taxes, net of federal income tax effect.

(6) Subordinated Claims

As of December 31, 2002, the Company had no liabilities which were subordinate to the claims of general creditors.

(7) Commitments

The Company is a party to an operating lease that expires on January 31, 2005. Future minimum payments under the lease are as follows:

	Amount
Year ending December 31:	
2003	$ 112,565
2004	115,917
2005	9,683
	$ 238,165

Schedule 1

ALLEN C. EWING & CO.
(A Wholly Owned Subsidiary of Intrepid Capital Corporation)

Computation of Net Capital Computed Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2002

Net capital:		
Stockholder's equity	$	297,503
Less:		
Fixed and other nonallowable assets		(74,347)
Haircuts on money markets		(176)
Net capital	$	222,980
Minimum net capital required	$	100,000
Excess net capital	$	122,980
Aggregate indebtedness – accounts payable and other liabilities	$	89,786
Excess net capital at 1,000%	$	214,001
Ratio: Aggregate indebtedness to net capital		0.40 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
of the Securities and Exchange Commission

There are no differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited Part IIA FOCUS Report for the quarter ended December 31, 2002.

KPMG

Suite 2700, Independent Square
One Independent Drive
P.O. Box 190
Jacksonville, FL 32201-0190

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

To the Stockholder
Allen C. Ewing & Co.:

In planning and performing our audit of the financial statements of Allen C. Ewing & Co. (the Company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required under Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2002, and no facts came to our attention indicating that such conditions have not been complied with during the year then ended.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Jacksonville, Florida
February 18, 2003